Exhibit 12.1

PANAMSAT CORPORATION

COMPUTATION OF EARNINGS TO FIXED CHARGES

(In Thousands)

	Predecessor							Successor
	Year Ended December 31					Nine Months Ended September 30,	Period January 1 to July 1,	Period July 1 to September 30,
	2001	2002	2003	2004	2005	2005	2006	2006
Income (loss) before income taxes	$54,166	$113,398	$134,542	$(166,779)	$97,725	$46,321	$(35,289)	$2,890

ADD: Fixed Charges:
Capitalized Interest	23,300	27,297	13,897	8,500	25,539	18,259	12,978	7,345
Interest expense (including amortization of debt issuance costs)	124,653	157,631	156,925	194,176	264,600	213,966	110,446	72,767
Rentals (1/3) (a)	2,564	2,225	1,974	2,058	1,691	1,264	864	399

Total Fixed Charges	$150,517	$187,153	$172,796	$204,734	$291,830	$233,489	$124,288	$80,511

Income (loss) before income taxes plus fixed charges	$204,683	$300,551	$307,338	$37,955	$389,555	$279,810	$88,999	$83,401
ADD: Amortization of capitalized interest	34,301	30,562	28,489	25,405	24,806	18,574	13,098	5,402
LESS: Capitalized interest	(23,300)	(27,297)	(13,897)	(8,500)	(25,539)	(18,259)	(12,978)	(7,345)

Earnings (As defined)	$215,684	$303,807	$321,929	$54,860	$388,822	$280,125	$89,118	$81,458

Total Fixed Charges	$150,517	$187,153	$172,796	$204,734	$291,830	$233,489	$124,288	$80,511

Ratio of Earnings to Fixed Charges (b)	1.43	1.62	1.86	—	1.33	1.20	—	1.01

Deficiency in Earnings Required to Cover Fixed Charges	—	—	—	$149,874	—	—	$35,171	—

(a)	We believe 33% is a reasonable approximation of an appropriate interest factor for operating losses.
(b)	Excludes the impact of the Credit Facility Amendment on January 19, 2007.